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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10035315

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-45402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GCP SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

363 N. SAM HOUSTON PARKWAY EAST, SUITE 550
(No. and Street)

HOUSTON (City) TEXAS (State) 77060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHANIE MALONE, CFO 281-272-4404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Calvetti, Ferguson & Wagner, P.C.
(Name – *if individual, state last, first, middle name*)

13105 NORTHWEST FREEWAY, STE.1250 (Address) HOUSTON (City) TEXAS (State) 77040 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2010
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID W. SARGENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GCP SECURITIES, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SHERIDAN SLOCUMB
MY COMMISSION EXPIRES
December 27, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Submitted separately.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

GCP Securities, Inc.
363 N. Sam Houston Parkway E
Suite 550
Houston, Texas 77060

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephanie Malone (281) 272-4404

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] — $ 1,687.50

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) — (150.00)

   1-7-2009
   Date Paid

   C. Less prior overpayment applied — ( )

   D. Assessment balance due or (overpayment) — 1,537.50

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum — ______

   F. Total assessment balance and interest due (or overpayment carried forward) — $ 1,537.50

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) — $ 1,537.50

   H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GCP Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Registered Principal
(Title)

Dated the 16 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 675,000

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 675,000

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — 0

Total deductions — 0

2d. SIPC Net Operating Revenues — $ 675,000

2e. General Assessment @ .0025 — $ 1,687.50

(to page 1 but not less than $150 minimum)

CONTENTS


Calvetti, Ferguson & Wagner, P.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
GCP Securities, Inc.:

We have audited the accompanying statements of financial condition of GCP Securities, Inc. (the "Company"), as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GCP Securities, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Calvetti, Ferguson & Wagner, P.C.

February 23, 2010
Houston, Texas

13105 Northwest Freeway, Suite 1250 | Houston, TX 77040 | Main: 713.957.2300 | Fax: 713.895.9393 | Web: www.cfw-cpa.com

GCP SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009 AND 2008

ASSETS	2009	2008
Cash	$ 18,462	$ 56,785
Accounts receivable - affiliate	38,500	-
TOTAL ASSETS	**$ 56,962**	**$ 56,785**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities	$ -	$ -
Stockholders' Equity:		
Common stock, 10,000 shares authorized with $1 par value, 8,000 shares issued and outstanding	8,000	8,000
Retained earnings	48,962	48,785
Total stockholders' equity	56,962	56,785
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 56,962**	**$ 56,785**

The accompanying notes are an integral part of these financial statements.

GCP SECURITIES, INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES:		
Financial advisory fees	$ 690,000	$ 3,768,115
Other income	-	10,500
Total revenues	690,000	3,778,615
EXPENSES:		
Management fees and operating expense reimbursements	643,000	3,709,225
Regulatory fees and expenses	31,450	53,079
Other	15,373	15,079
Total expenses	689,823	3,777,383
NET INCOME	**$ 177**	**$ 1,232**

The accompanying notes are an integral part of these financial statements.

GCP SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Shares	Common Stock	Retained Earnings	Total
Balance, January 1, 2008	8,000	$ 8,000	$ 47,553	$ 55,553
Net income	-	-	1,232	1,232
Balance, December 31, 2008	8,000	8,000	48,785	56,785
Net income	-	-	177	177
Balance, December 31, 2009	**8,000**	**$ 8,000**	**$ 48,962**	**$ 56,962**

The accompanying notes are an integral part of these financial statements.

GCP SECURITIES, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATE TO CLAIMS OF GENERAL CREDITORS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

Balance, January 1, 2008	$ -
Additions	-
Retirements	-
Balance, December 31, 2008	-
Additions	-
Retirements	-
Balance, December 31, 2009	$ -

The accompanying notes are an integral part of these financial statements.

GCP SECURITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating expenses:		
Net income	$ 177	$ 1,232
Adjustment to reconcile net income to net cash from operating activities:		
Change in assets and liabilities – receivable from affiliate	(38,500)	-
Net cash from operating activities	(38,323)	1,232
Cash flows from financing activities	-	-
Cash flows from investing activities	-	-
Net change in cash	(38,323)	1,232
Cash – beginning of year	56,785	55,553
Cash – end of year	**$ 18,462**	**$ 56,785**

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GCP Securities, Inc. (the "Company") was formed under the laws of the state of Texas on October 1, 1992 and commenced operations as a registered broker-dealer in April 1993. The Company and its affiliated entity, Growth Capital Partners, LP ("Affiliate") provide advisory services to both privately held and public middle-market companies primarily based in the Southwest. These services primarily include merger and acquisition advice, restructuring advice and assistance with private placements. The Company does not perform custodial functions relating to customer securities.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i). The Company's accounting and reporting policies conform to accounting principles generally accepted in the United States of America and the prevailing practices within the broker-dealer industry.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments – The Company's financial instruments consist of cash and accounts receivable from affiliates. The carrying values of cash and accounts receivable from affiliates approximate their respective fair market values due to their short maturities.

Revenue Recognition – Financial advisory fees are recorded upon the closing of the related transaction.

Income Taxes – The Company files as an "S" corporation for federal and state income tax purposes. The corporation's net income is taxed at the shareholder level rather than at the corporate level for federal and state income tax purposes, thus, no provision for income taxes has been made in the accompanying financial statements.

In July 2006, the Financial Accounting Standards Board ("FASB") issued new accounting standards for the *Accounting for Uncertainty in Income Taxes.* These standards provide a comprehensive model for the recognition, measurement, presentation, and disclosure in a company's financial statements of uncertain tax positions taken, or expected to be taken, on a tax return. If an income tax position exceeds a more likely than not (i.e., greater than 50%) probability of success upon tax audit, a company should recognize an income tax benefit in its financial statements. Additionally, companies are required to accrue interest and related penalties, if applicable, on all tax exposures consistent with the respective jurisdictional tax laws. This interpretation was deferred for nonpublic entities beginning after December 15, 2008. The Company does not have tax positions which require measurement or disclosure under this guidance.

Subsequent Events Evaluation – Management has evaluated subsequent events through February 23, 2010, the date the financial statements were available to be issued.

Recent accounting pronouncements – In July 2006, the Financial Accounting Standards Board ("FASB") adopted accounting principles implementing a comprehensive model for the recognition, measurement, presentation, and disclosure in a company's financial statements of uncertain tax positions taken, or expected to be taken, on a tax return. If an income tax position exceeds a more likely than not (i.e., greater than 50%) probability of success upon tax audit, a company should recognize an income tax benefit in its financial statements. Additionally, companies are required to accrue interest and related

penalties, if applicable, on all tax exposures consistent with the respective jurisdictional tax laws. Adoption of these new accounting principles during 2009 had no material affect on the Company's financial statements.

In February 2007, accounting guidance regarding the use of a framework for measuring fair value in generally accepted accounting principles and the related disclosures regarding fair value measurements was modified. The framework provides guidance on how financial assets and liabilities are to be measured at fair value. The adoption of this guidance during 2008 did not impact the Company's financial statements.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2009, the Company had net capital of approximately $56,962 and net capital requirements of $5,000. Company's ratio of aggregate indebtedness to net capital was 0.00 to 1. The SEC permits a ratio of not greater the 15 to 1.

3. POSSESSION OR CONTROL REQUIREMENTS

The Company holds no customer funds of securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3(k)(2)(i).

4. RELATED PARTY TRANSACTIONS

The Company is provided office space, office facilities and administrative help by the Affiliate. The Affiliate also pays certain general and administrative expenses on behalf of the Company. Expenses incurred by Affiliate on behalf of the Company are billed to the Company through a management fee plus additional discretionary amounts. The management fee is $500 per month plus 95% of that month's cash revenues. The Affiliate invoiced the Company an aggregated $643,000 and $3,709,225 for the years ended December 31, 2009 and 2008, respectively.

5. CONCENTRATION RISK

Cash in depository institutions may exceed federally insured limits at times.

* * * * *

GCP SECURITIES, INC.

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Computation of Net Capital	
Total ownership equity qualified for the net capital	$ 56,962
Deductions and/or changes -	
Non-allowable assets	-
Net capital before haircuts on securities positions	56,962
Haircuts on securities	-
Net capital	**$ 56,962**
Aggregate Indebtedness	
Items included or not included in statement of financial condition -	
Accounts payable and accrued expenses	$ -
Total aggregate indebtedness	**$ -**
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker or dealer	5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	5,000
Net capital in excess of minimum required	51,962
Excess net capital at 1000%	56,962
Ratio: Aggregate Indebtedness to Net Capital	**0.00 to 1**

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i).


CF&W
Calvetti, Ferguson & Wagner, P.C.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
GCP Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental information of GCP Securities, Inc. (the "Company"), for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect

13105 Northwest Freeway, Suite 1250 | Houston, TX 77040 | Main: 713.957.2300 | Fax: 713.895.9393 | Web: www.cfw-cpa.com

misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Calvetti, Ferguson & Wagner, P.C.

February 23, 2010
Houston, Texas

GCP SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009